UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

SANTANDER BANCORP

(Name of Subject Company (Issuer))

ADMINISTRACION DE BANCOS LATINOAMERICANOS

SANTANDER, S.L.

(Offeror)

an indirect wholly owned subsidiary of

BANCO SANTANDER, S.A.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $2.50 Per Share

(Title of Class of Securities)

802809103

(Cusip Number of Class of Securities)

Juan Andrés Yanés

Banco Santander, S.A.

45 East 53rd Street

New York, New York 10022

(212) 350-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Nicholas A. Kronfeld Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 Telecopy: (212) 450-3800	Javier D. Ferrer Manuel Rodríguez Boissén Pietrantoni Mendez & Alvarez LLP Popular Center 19th Floor 209 Muñoz Rivera Avenue San Juan, PR 00918 (787) 274-1212 Telecopy: (787) 274-1470

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,807,650.54	$3,979.09
(*)	Estimated for purposes of calculating the filing fee only. Calculated by adding the product of (A) 4,397,766 which is the difference between 46,639,104, the number of shares (“Shares”) of common stock of Santander BanCorp outstanding as of March 31, 2010, and 42,241,338, the number of Shares beneficially owned by Administración de Bancos Latinoamericanos Santander, S.L. and (B) $12.69, which is the per Share tender offer price. The number of outstanding Shares is contained in Santander BanCorp’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.
(**)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction valuation by 0.00007130.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,979.09	Filing Party:	Administración de Bancos Latinoamericanos Santander, S.L. / Banco Santander, S.A.
Form or Registration No.:	Schedule TO–T	Date Filed:	June 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 24, 2010 (as previously amended, the “Schedule TO”). The Schedule TO relates to the offer by Administración de Bancos Latinoamericanos Santander, S.L. (the “Purchaser”), organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Banco Santander, S.A. (“Banco Santander”), organized under the laws of the Kingdom of Spain, to purchase all outstanding shares of common stock, par value $2.50 per share (the “Shares”), of Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Company”), not owned by Administración de Bancos Latinoamericanos Santander, S.L. at $12.69 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On July 23, 2010, Banco Santander announced that Purchaser completed the Offer. The offering period expired at 12:00 midnight, New York City time on July 22, 2010. A total of approximately 3,660,936 Shares (including 93,058 Shares tendered by notice of guaranteed delivery) were validly tendered in the Offer, representing approximately 7.8% of the outstanding Shares. Together with the 90.6% of the Shares already held by Purchaser, Purchaser now holds a total of approximately 45,902,274 Shares or 98.4% of the 46,639,104 Shares. Purchaser has accepted for payment all tendered Shares.

Administración de Bancos Latinoamericanos Santander, S.L. intends to promptly acquire the remaining publicly held Shares through a short-form merger under Puerto Rico law with the completion of the merger anticipated to occur on or about July 29, 2010. As a result of the merger, any remaining Shares will be cancelled pursuant to the merger in consideration for the same offer price of $12.69 cash paid in the Offer, without interest and less any required withholding taxes (other than Shares for which appraisal rights are validly exercised under Puerto Rico law).

The press release announcing the results of the Offer is attached hereto as Exhibit (a)(5)(iv).”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iv)             Press Release issued by Banco Santander dated July 23, 2010.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2010

ADMINISTRACION DE BANCOS LATINOAMERICANOS SANTANDER, S.L.

By:	/s/ Pablo Castilla Reparaz
Name:	Pablo Castilla Reparaz
Title:	Authorized Signatory

BANCO SANTANDER, S.A.

By:	/s/ Víctor Gonzalo Barallat López
Name:	Víctor Gonzalo Barallat López
Title:	Authorized Signatory